Exhibit 8.1

Attorneys at Law

34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, China

Telephone: (86-10) 5809-1000	Facsimile: (86-10) 5809-1100

[***], 2023

To:	Oriental Rise Holdings Limited

No. 48 Xianyu Road

Shuangcheng Town, Zherong County

Ningde City, Fujian Province

People’s Republic of China

As representatives of Oriental Rise Holdings Limited

Dear Sirs,

We are lawyers qualified in the People’s Republic of China (the “PRC”. When used in the context of laws, rules and/or regulations of "China" or the "PRC", it only refers to such laws, rules and/or regulations of mainland China.) and are qualified to issue this opinion with respect to the laws, regulations, rules, judicial interpretations and other legislations of the PRC effective and publicly available as of the date hereof.

We have acted as the PRC legal counsel to Oriental Rise Holdings Limited (the “Company”) in connection with (i) the proposed initial public offering of 4,000,000 ordinary shares (each, an “Ordinary Share”, collectively, “Ordinary Shares”), US$0.0008 par value per share of Oriental Rise Holdings Limited (the “Company”); and (ii) the proposed listing of the Company’s Ordinary Shares on the NASDAQ Capital Market (the “Listing”).

Annex A

In rendering this opinion, we have examined originals or copies certified or otherwise identified to our satisfaction of the documents (the “Documents”) as we have considered necessary or advisable for the purpose of rendering this opinion. Where certain facts were not independently established to us, we have relied upon certificates or statements issued or made by competent national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC having jurisdiction over the relevant PRC Entities (as defined below), the Company and appropriate representatives of the Company. In delivering this opinion, we have assumed, without any independent investigation or verification of any kind:

(a)	that any documents submitted to us still exist, remain in full force and effect as of the date of this opinion and have not been revoked, amended, varied, cancelled or superseded in any manner, except as otherwise indicated therein;

(b)	that all documents submitted to us as originals are authentic, genuine, and complete and all documents submitted to us as copies conform to their respective originals and that the signatures, seals and chops on the documents submitted to us are genuine;

(c)	that all documents submitted to us have been duly and validly authorized, executed or delivered by all of the entities thereto and each of such entities to the documents has full power and authority to enter into, and perform his/her/its obligations under such documents; and

(d)	that all consents, licenses, permits, approvals, exemptions or authorizations required by, and any required registrations or filings with, any governmental authority or regulatory body of any jurisdiction other than the PRC in connection with the transactions contemplated under all documents submitted to us, and the Prospectus have been obtained or made, and are in full force and effect as of the date thereof.

In addition, we have assumed and have not verified the truthfulness, accuracy and completeness as to the factual matters of each document we have reviewed. Except to the extent expressly set forth herein or as we otherwise believe to be necessary for purposes of this opinion, we have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company and the PRC Entities or the rendering of this opinion.

This opinion is rendered on the basis of the PRC Laws effective as at the date hereof and there is no assurance that any of the PRC Laws will not be changed, amended, superseded or replaced in the immediate future or in the longer term.

In giving this opinion, we have assumed and have not verified the accuracy as to financial or auditing matters of each document we have reviewed, and have relied upon opinions or reports issued by overseas legal advisers, auditors and reporting accountants of the Company. For the avoidance of doubt, we render no opinion as to and are not responsible for: (a) tax structuring or other tax matters; (b) financial, appraisal or accounting matters; and (c) review of technical or environmental issues.

We do not purport to be experts on and do not purport to be generally familiar with or qualified to express legal opinions based on any laws other than the laws of the PRC and accordingly express no legal opinion herein based upon any laws other than the laws of the PRC.

In addition to the terms defined in the context of this opinion, the following capitalized terms used in this opinion shall have the meanings ascribed to them as follows:

“CSRC”	means the China Securities Regulatory Commission.
“Government Agency” or “Government Agencies”	Means any competent national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC having jurisdiction over the PRC Entities.
“Governmental Authorization(s)”

Means any approval, consent, permit, authorization, filing, registration, exemption, waiver, endorsement, annual inspection, qualification and license required by the PRC Laws to be obtained from any Government Agency.

“Group Companies”	means the Company, the BVI Subsidiary, the HK Subsidiary and the PRC Entities.
“BVI Subsidiary”	means Wisdom Navigation Limited, a company incorporated under the laws of the British Virgin Islands and of which 100% equity interest is directly owned by the Company.
“HK Subsidiary”	means East Asia Enterprise Limited, a company incorporated under the laws of Hong Kong and of which 100% equity interest is directly owned by the BVI Subsidiary.
“Intellectual Property”	means trademarks, trade names, patent rights, copyrights, computer software, domain names, licenses, trade secrets, inventions, technology, know-how and other intellectual property and similar rights.
“Material Adverse Effect”

means any event, circumstance, condition, occurrence or situation or any combination of the foregoing that has or could be reasonably expected to have a material and adverse effect upon (i) the conditions (financial or otherwise), business, properties or results of operations or prospects of the PRC Entities taken as a whole, or (ii) the ability of the Company to consummate the transactions contemplated under the Prospectus.

“M&A Rules”

means the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which were jointly promulgated on August 8, 2006 by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and the State Administration of Foreign Exchange, became effective on September 8, 2006 and were amended on June 22, 2009.

“PRC Entities”	means the PRC Entities as listed in Annex A, each of which is a company incorporated under the PRC laws.
“PRC Laws”	means any and all laws, regulations, statues, rules, orders, decrees, notices, and supreme court’s judicial interpretations currently in force and publicly available in the PRC as of the date hereof.
“Prospectus”	means the prospectus, including all amendments or supplements thereto, that forms part of the Registration Statement.
“Registration Statement”

means the Company’s registration statement on Form F-1, including all amendments or supplements there to, filed by the Company with the Securities and Exchange Commission under the U.S. Securities Act of 1933 (as amended) in relation to the Offering.

“SAFE Rules”

means the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles issued by the State Administration of Foreign Exchange (“SAFE”) of the PRC on July 14, 2014 and related rules and regulations.

“SAMR”	means the State Administration for Market Regulation or its local counterpart in the PRC, which is the successor of the State Administration for Industry and Commerce or its local counterpart in the PRC.

Based on the foregoing and subject to the qualifications, assumptions and limitations stated herein as well as any matter not disclosed to us, we are of the opinions that on the date hereof:

1.	Each of the PRC Entities has been duly organized and is validly existing as a company with limited liability and legal person status under the PRC Laws.

2.	The business license and articles of association of each of the PRC Entities comply with the requirements of the PRC Laws in material aspects and are in full force and effect. The registered capital of each PRC Entities has been paid or subscribed for.

3.	To the best of our knowledge after due and reasonable inquiries, none of the PRC Entities has taken any action nor have any steps been taken or legal, governmental or administrative proceedings been commenced or, to the best of our knowledge after due and reasonable inquiries, threatened for the winding up, dissolution, bankruptcy or liquidation, or for the appointment of a liquidation committee or similar officers in respect of any of the PRC Entities or its assets, or for the suspension, withdrawal, revocation or cancellation of any of the business licenses of the PRC Entities.

4.	The corporate structure of the Company (including the shareholding structure of each of the PRC Entities) complies with applicable PRC Laws currently in effect, and does not violate, breach, contravene, circumvent or otherwise conflict with applicable PRC Laws currently in effect in material aspects. No Government Authorization or any other necessary steps required under the PRC Laws other than those already obtained is required under the PRC Laws for the establishment of such corporate structure, except where lack of such Governmental Authorizations will not cause Material Adverse Effect.

5.	To the best of our knowledge after due and reasonable inquiries, the equity interests in each of the PRC Subsidiaries are legally and validly owned by the shareholders in the percentages set forth in Annex A hereto. All Governmental Authorizations required for the ownership of equity interests in each of the PRC Entities by each of its shareholders as set forth in Annex A hereto have been obtained by the relevant shareholders or such PRC Entities and are in full force and effect. To the best of our knowledge after due and reasonable inquiries, all of the equity interests of each of the PRC Entities are free and clear of all liens, charges or any other encumbrances, pledges, security interests, equities or claims or any third-party rights and there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, or any agreements or other obligations to issue or other rights to convert any obligation into, any equity interest in any of the PRC Entities.

6.	The assets the PRC Entities lease or operate are subject to legal defects in the following aspects:

(i)	Non-compliance with the PRC Laws in respect of the facility agricultural land parcel.

Fujian MDH leases one facility agricultural land parcel of approximately 2,267.98 square meters from the Houlong village committee for tea production purposes, with the lease term beginning on February 1, 2015 and ending on January 31, 2035.

Fujian MDH operates automatic production facilities to process its tea products on the above-mentioned facility agricultural land parcel, which may conflict with the permitted use of facility agricultural land under the PRC Laws. The competent authority therefore may order Fujian MDH to make rectifications, halt production and impose fines.

(ii)	Defects in respect of the forest land lots operated by Fujian Qingjing.

(a)	As of the date of this opinion, to the best of our knowledge after due and reasonable inquiries, Fujian Qingjing has not obtained the registration certificates (the “Forest Rights Certificate(s)”) confirming that it has the contractual management rights, and title to the forest trees (collectively the “Forest Rights”) with respect to approximately 4,942,667 square meters of forest land lots (the “Concerned Land Lots”) under the contractual management rights agreements executed by and between Fujian Qingjing and the village committees (the “Transferors”) in Zhaizhong Village and Huangbai Village.

To the best knowledge of Fujian Qingjing, its failure to obtain the Forest Rights Certificates lies mostly in that the Transferors have not obtained the ownership certificates with respect to the Concerned Land Lots and the forest trees thereon (the “Ownership Certificate(s)”) for historical reasons.

(b)	According to applicable PRC Laws, for purposes of confirming ownership in relation to the Concerned Land Lots and the forest trees thereon under the PRC Laws, Transferors shall lodge an application for ownership registration with the competent authority and obtain the corresponding Ownership Certificates.

Since the Transferors have not made the registration application nor obtained the legally valid Ownership Certificates confirming their ownership of the Concerned Land Lots under the PRC Laws, there exist uncertainties as to the ownership of such forest land lots and forest trees, which therefore may be subject to third party claims, disputes or challenges.

(c)	According to applicable PRC Laws, for purposes of confirming its Forest Rights under the PRC Laws, Fujian Qingjing shall lodge an application for the registration of its Forest Rights with the competent authority and obtain the corresponding Forest Rights Certificates.

Since Fujian Qingjing has not obtained the Forest Rights Certificates for the Concerned Land Lots and the forest trees thereon, there can be no assurance that Fujian Qingjing is legally entitled to the forest rights with respect to the Concerned Land Lots, which could be subject to third party claims, disputes, or challenges, and the interests of Fujian Qingjing therein will not be protected against any bona fide third party under the PRC Laws.

(d)	If any third party is identified by the judicial authorities as having ownership or forest rights with respect to the Concerned Land Lots and the forest trees thereon, Fujian Qingjing may be unable to enforce any forest rights thereof and may therefore not be able to continue operating the Concerned Land Lots or deriving any incomes therefrom. Nevertheless, under such circumstances, Fujian Qingjing will be entitled to claim against the relevant Transferors in fault.

Save for the foregoing, each of the PRC Entities has obtained all necessary Governmental Authorizations for it to own, use, lease and operates its assets and to conduct its business in the manner as described in its business license except where lack of such Governmental Authorizations will not cause Material Adverse Effect, and to the best of our knowledge after due and reasonable inquiries (A) each of the PRC Entities is in compliance with the provisions of all such necessary Governmental Authorizations in all material respects; and (B) none of the PRC Entities has received any notification of proceedings relating to the modification, suspension or revocation of any such Governmental Authorizations currently held by the PRC Entities.

7.	As of the date of this opinion, the business as presently conducted by the PRC Entities is not in compliance with the PRC Laws in the following aspects:

(i)	Fujian Qingjiang did not establish proper agricultural production records in accordance with applicable PRC Laws.

According to the PRC Laws, Fujian Qingjiang shall establish records (the “Production Records”) in relation to the production of its tea products.

To the best of our knowledge after due and reasonable inquiries, Fujian Qingjiang did not establish proper agricultural Production Records as required under applicable PRC Laws, as a result of which Fujian Qingjiang may be ordered by the competent authority to make rectification within a specified period and may be subject to a fine of not less than RMB2,000 but not more than RMB20,000.

(ii)	The packages of the products produced or sold by the PRC Entities did not comply with the labelling requirements under applicable PRC Laws.

According to the applicable PRC Laws, the packages of pre-packed food shall indicate the name, address and contact of the manufacturer, the expiry date, the production permit code, etc.

To the best of our knowledge after due and reasonable inquiries, the packages of the products sold or produced by Fujian MDH failed to indicate the above-mentioned information as required by the PRC Laws, as a result of which Fujian MDH may be subject to penalties including but not limited to confiscation of relevant income, the food produced, the tools, equipment, raw materials, and other items used for illegal production or trade, suspension of business, revocation of permits and imposition of fines up to ten times the value of goods thus produced or sold.

Save for the non-compliance as indicated above, and to the best of our knowledge after due and reasonable inquiries, the business as presently conducted by the PRC Entities is in compliance with, (a) its business license or articles of association; (b) applicable PRC Laws in material aspects, except for situations that will not cause Material Adverse Effect.

8.	To the best of our knowledge after due and reasonable inquiries, there are no legal, arbitral or governmental proceedings in progress or pending, to which any of the PRC Entities is a party or of which any property of any PRC Entities located within the PRC is the subject which would individually or in aggregate, insofar as the PRC Laws are concerned, if determined adversely on such PRC Entities, have a Material Adverse Effect.

9.	(A) To the best of our knowledge after due and reasonable inquiry, each of the PRC Entities legally owns or has valid licenses in full force and effect or otherwise has the legal right to use material Intellectual Properties described in the Registration Statement; (B) to the best of our knowledge after due and reasonable inquiries, there is no pending or threatened action, suit, proceeding or claim by any third party challenging the validity, enforceability or scope or restricting the use of any of the PRC Entities’ Intellectual Property rights in the PRC or alleging that any of the Group Companies infringes, misappropriates or otherwise violates or conflicts with any Intellectual Property rights of others in the PRC, except for situations which would not, individually or in the aggregate, result in a Material Adverse Effect.

10.	To the best of our knowledge after due and reasonable inquiries, each of the PRC Entities has duly registered with the relevant PRC tax bureaus having jurisdiction over such PRC Entity, and to the best of our knowledge after due and reasonable inquiries, none of the PRC Entities has been investigated, claimed or penalized for any material PRC tax non-compliance.

11.	The PRC Entities did not make full contributions to the social insurance fund and the housing provident funds for their full-time employees in compliance with the Social Insurance Law and the Administrative Regulations on Housing Provident Funds of the PRC, and Fujian Qingjing did not make contributions to the work-related injury insurance for its part-time employees, as a result of which the PRC Entities may be subject to orders by competent labor authorities for rectification, late payment fees, fines up to three times the outstanding fees and/or other penalties.

Save for the foregoing, to the best of our knowledge after due and reasonable inquiries, (A) each of the PRC Entities is in compliance with PRC Laws on labor and employment in all material respects; and (B) no labor dispute with the employees of any of the PRC Entities exists or is imminent or threatened, and there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Agency against any of the PRC Entities on labor or employment matters, except for situations which would not, individually or in the aggregate, result in a Material Adverse Effect.

12.	On August 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration for Industry and Commerce, the CSRC, and the State Administration of Foreign Exchange, jointly promulgated the M&A Rules, which became effective on September 8, 2006, as amended on June 22, 2009. Based on our understanding of the PRC Laws, we are of the opinion that the approval by the CSRC under the M&A Rules is not required to be obtained for the Offering or the Listing. However, there can be no assurance that the Government Agencies will take a view that is not contrary to or otherwise different from our opinion stated above.

13.	On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force on March 31, 2023. The New Administrative Rules Regarding Overseas Listings regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Pursuant to the Trial Administrative Measures, the Company has to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering within three working days after the relevant application is submitted overseas. Since the New Administrative Rules Regarding Overseas Listings are newly promulgated, and the interpretation and implementation thereof shall be determined with the then applicable laws and regulations in force, there can be no assurance that the Company will be able to complete the relevant filings in a timely manner or fulfil all the regulatory requirements thereunder.

The foregoing opinions are strictly limited to matters of the PRC Laws. We assume no responsibility to advise you of facts, circumstances, events or developments that may be brought to our attention in future and that may alter, affect or modify the opinions expressed herein. We have not investigated, and we do not express or imply any opinion whatsoever with respect to the laws of any other jurisdiction, and we have assumed that no such other laws would affect the opinions stated herein.

This opinion is rendered to you and is intended to be used in the context which is specifically referred to herein; each paragraph shall be construed as a whole and no part shall be extracted and referred to independently. This opinion is delivered in our capacity as the Company’s PRC legal counsel solely for the purpose of the Registration Statement submitted to the SEC on the date of this opinion and may not be used for any other purpose without our prior written consent.

We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to the Registration Statement, and to the reference to our name in such Registration Statement. We do not thereby admit that we fall within the category of the persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

Jingtian & Gongcheng

Annex A List of PRC Entities and Shareholding Information

	Full Name	Shareholder(s)	Percentage(s) of Equity Interests Owned
1.	Fujian Min Dong Hong Tea Industrial Technical Company Limited (福建闽东红茶业科技有限公司, “Fujian MDH”)	East Asia Enterprise Limited (东亚企业有限公司)	100%
2.	Fujian Qing Jing Agricultural Development Company Limited (福建省青菁农业综合开发有限公司, “Fujian Qingjing”)	Fujian MDH	100%

Annex A